

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2019

Steven J. McGarry
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, Delaware 19713

      Re: SLM Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 28, 2019
          Form 8-K filed February 11, 2019
          File No. 001-13251

Dear Mr. McGarry:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Financial Services